FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF SONDE RESOURCES CORP.

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2013.

The undersigned holder ("Shareholder") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company"), hereby appoints William K. Dirks, President and Chief Operating Officer of the Company, or in lieu of the foregoing, Kerry Brittain, Chairman of the Board of the Company, or in lieu of the foregoing, ____________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the special meeting of Shareholders (the "Meeting") to be held at 9:00 a.m. (Calgary time) on December 30, 2013 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1.
VOTE FOR or AGAINST (or if no choice is specified, FOR) a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" to the accompanying management information circular dated November 29, 2013 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B 9, all as more particularly described in the Information Circular; and

2.
To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders ("Notice of Meeting") and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

DATED this ___________ day of ______________, 2013.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

INSTRUCTIONS

1.	If you are a registered Shareholder and are unable to attend the Meeting in person, kindly fill in, sign and return the enclosed instrument of proxy.

2.
The Shareholder submitting this proxy has the right to appoint a person (who need not be a Shareholder of the Company) to represent such Shareholder at the Meeting other than William K. Dirks or Kerry Brittain. To exercise this right, the Shareholder may either insert the name of the desired representative in the blank space provided and strike out the other names or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ALL ITEMS.

3.
If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the Shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knew of no such amendments, variations or other matters to come before the Meeting.

4.
This proxy must be signed by the registered Shareholder or such Shareholder's attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized (a copy of such authorization should accompany the form of proxy). Any proxy which is undated will be deemed to bear the date on which it was mailed to the Shareholder.

5.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

6.
You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Form of Proxy. If you vote by internet, your vote must be received not later than 9:00 a.m. (Calgary time) on December 27, 2013 or one business day prior to the time of any adjournment of the Meeting.

7.
This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions, you may resubmit their proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above. IF YOU VOTE BY THE INTERNET, DO NOT MAIL BACK THIS PROXY.

8.
If you do not vote using the Internet as provided in item 6 above, please mark, sign, date and return this proxy promptly. Properly executed forms of proxy must be received by 9:00 a.m. (Calgary time) on December 27, 2013 or one business day preceding the date of any adjournment. Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, AB T2P 1T1 or by Fax: 403-233-2857.